Exhibit 99.1

ASX Market Announcement

Strategic restructure to focus on USA sales growth

Melbourne Australia, July 26, 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease and the parent company of geneType™, has conducted an operations review and announces that it intends to transition to a capital light operations model – which is anticipated to result in an immediate material reduction in operating costs. This capital light operations model is intended to focus on sales growth (particularly in the Company’s largest market in the United States) and move the Company’s operations to an outsourced / collaborations approach (rather than the more expensive current in house laboratory operations).

●	Transition to a capital light business operations; with lower cost operations
●	Continued focus on the Company’s core business of “EasyDNA” and “GeneType”
●	Working capital funded by short term $800,000 secured loan (from lenders including Directors)
●	Proposed Entitlement Offer to augment working capital
●	Active Channel partners in the USA with geneType sales growth
●	EasyDNA sales of $7m and growing

Please note that this transition in operating model will not impact on the Company’s core business of EasyDNA and GeneType. The Company’s existing partners, distribution channels and manufacturing capabilities are not affected.

The Company intends to fund working capital requirements with (i) a secured loan facility of $800,000; plus (ii) launching an Entitlement Offer – each as outlined in further detail below.

Core business focus: In moving to a capital light operations model and the resulting costs reduction, the Company will continue to focus on its core businesses and revenue growth.

EasyDNA and AffinityDNA project growth, EasyDNA currently turning over more than $7 million globally. There will be no disruption to current operations as we forge ahead with our ambitious growth strategies.

GeneType serious disease risk test platform, backed by over $50 million in R&D investment, is primed for commercialization across new and established U.S. sales channels. Our unique noninvasive patent portfolio integrates genetics and clinical risk into comprehensive reports, addressing both genetic predispositions and environmental factors contributing to serious diseases.

USA Sales and Distribution: The Company’s growth strategy is based on its existing extensive channel partners in the U.S., including Stayhealthy and Wellworx - with the aim of driving both B2B and B2C sales via the “Gene by Gene” high throughput lab in the United States. Reporting of results will remain cloud based and controlled by GTG to enable scale up and potential licensing whilst maintaining protection of our IP as required.

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A Leaner Future: In implementing the capital light operations model, to reduce our operating costs, the board will assume executive roles, bringing extensive commercialization expertise to drive our U.S. market expansion. This restructuring allows our global leadership team to focus squarely on maximizing opportunities in the USA. As a result of this change, our current CEO, Simon Morriss will transition out of the organisation in September. In the transition to a leaner capital light operations model, we will also be moving our Melbourne laboratory and transitioning to an outsourced / collaborations approach – with third party contractors providing a portion of our laboratory testing. The redundancy costs of the transition are to be paid from the loan facility outlined in more detail below.

We would like to thank Simon for his dedication, hard work and approach in assisting with this operations review and cost reduction.

The board members have agreed to defer their director fees until year end (at the earliest) and, subject to shareholder approval, to take their director fees in equity.

The transition (with the cost reductions) are anticipated to reduce the Company’s monthly cash burn from approximately $800,000 down to below $200,000 - with our annual burn anticipated to come under $2.5 million. The Company is targeting to be cash flow positive by the end CY 25 or shortly thereafter.

Loan facility: The Company has received commitments for a short-term loan of $800,000, secured partly on anticipated balance of R&D refund due late September.

The loan has customary terms (including events of default) with a repayment date being the earlier of (i) receipt by the Company of the balance of its 2024 R&D refund; and (ii) 31 December 2024. The loan is secured (ranking behind any existing secured creditors) and there is an effective annual interest rate of 20%. The lenders including board members have committed to apply part or all of their loan entitlements to the first $500,000 under the Entitlement Offer (see further details below).

Funding under the loan will be used for working capital and for the initial costs (including redundancies) of the transition to a capital light operations model.

Entitlement Offer: The Company is also launching a 2 for 3 rights issue at 4 cents (with any fractions of a new share resulting from calculation of the entitlements rounded up to the next whole number); with an attaching 1:1 Option (with an exercise price of 4 cents) - to raise a minimum of $2 million and up to a maximum of $3.85 million (upon placement of entitlements and any shortfall).

The Entitlement Offer does not require shareholder approval and is to be made to “eligible shareholders”. The Company will have 3 months post-closing to place the shortfall. The board and others have made commitments effectively to underwrite the first $500,000 of the Entitlement Offer (based on a minimum of $2 million being raised) and would apply part of their loans (referred to above) to this underwriting.

All New Shares in the Entitlement Offer will be issued at a price of A$0.04 per New Share (Offer Price) which represents:

–	9.09% discount to the last close price of $0.044 on 25 July 2024
–	13.85% discount to the 5-day VWAP of $0.0464 up to and including 25 July 2024

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The Entitlement Offer is non-renounceable and will not be tradeable on ASX or otherwise transferable. Shareholders who do not take up their Entitlement Offer will not receive any value for those entitlements and their percentage equity interest in the Company (not the number of shares they own) will be diluted following the issue of the New Shares under the Entitlement Offer.

It is expected that a maximum of approximately 97 million new shares will be issued under the Entitlement Offer. New shares issued under the Entitlement Offer will rank equally with existing GTG shares.

Eligible shareholders will be those shareholders as at the record date with a registered address in Australia or New Zealand. Eligible shareholders who subscribe for their full entitlement under the Entitlement Offer will also be able to apply for additional securities on the same terms (Top Up Offer).

The minimum amount to be raised under the Entitlement Offer (including the Top Up Offer) is $2 million. The Entitlement Offer and Top Up Offer are not underwritten (other than the lenders including Board members underwriting to apply $500,000 from their loans to the Entitlement Offer) . The Directors also reserve the right for up to 3 months after the close of the Entitlement Offer to place the balance of any new shares and options not taken up by eligible shareholders under the Entitlement Offer (including available under the Top Up Offer).

Share capital structure. The table below sets out, for illustrative purposes only, the existing share capital structure of the Company (before the Entitlement Offer) together with the impact of the issue of the new shares and new options under the Entitlement Offer. It assumes that no options or warrants currently on issue are exercised prior to the record date of the Entitlement Offer.

Shares	Number
Existing Shares as at date of the Capital Raising	145,417,246
Existing listed options as at the date of the Capital Raising	NIL
Existing unlisted options and warrants as at the date of the Capital Raising	34,630,168
Existing performance rights as at the date of the Offer	400,000
Maximum number of new shares to be issued under the Entitlement Offer (approximately subject to rounding)	96,944,831
Maximum number of new options (listed) to be issued under the Entitlement Offer (approximately subject to rounding)	96,944,831
Total issued shares following completion of the Entitlement Offer (assuming full subscription and no exercise of any of the options)	242,362,077
Total options and warrants on issue following completion of the Entitlement Offer (assuming full subscription)	131,574,999

Further information pertaining to the Entitlement Offer will be provided to eligible shareholders in a Prospectus to be lodged with the ASIC and ASX on or around 12 August 2024 with online access on the same day.

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Timetable for Entitlement Offer: The following is an indicative timetable for the Entitlement Offer:

Event	Date
Capital Raising announcement	25 July 2024
Lodgment of Prospectus with ASIC and ASX	2 August 2024
Record Date	7 August 2024
Dispatch of letter advising of access to Prospectus, prospectus available online and Entitlement Offer opens	12 August 2024
Entitlement Offer closes	2 September 2024
Allotment and issue of New Shares under Entitlement Offer	9 September 2024
Expected normal trading of New Shares under Entitlement Offer	10 September 2024

The above dates / times are indicative and subject to change. All times / dates are in reference to Melbourne Time

The Company remains determined in our vision to be a leader in personalised preventative genomics, drive innovation in genetic testing and expand our global footprint, delivering sustained value to our shareholders and stakeholders.

- END –

Authorised for release by the Board of Directors.

For inquiries, contact:

Peter Rubinstein

E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

About EasyDNA

EasyDNA is an online marketplace established in 2007 in Malta and 2008 in Australia developing an online network of over 70 websites in over 40 countries. EasyDNA’s network of online retail sales platforms offers fast and affordable home DNA testing that is reliable and confidential. They also offer a number of lifestyle and health and wellbeing tests, and animal testing relating to allergies and tolerances. EasyDNA is a pioneering provider of genetic testing services, dedicated to delivering accurate and confidential results to individuals and organizations worldwide.

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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